# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CBAK Energy Technology, Inc., CIK 0001117171
CUSIP: 14986C102
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China (F4), 116450
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0001668641
Persons authorized to receive notices and communications: Yunfei Li, BAK Industrial Park, Meigui Street,, Huayuankou Economic Zone,, Dalian, China (F4), 116450, 86-411-39185985

## Reporting persons
- Yunfei Li (CIK 0001668641): type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 722,500; shared voting power 0; sole dispositive power 722,500; shared dispositive power 0; aggregate amount beneficially owned 722,500 (0.8% of the class)
  Comment: Based on 88,645,836 shares of common stock issued and outstanding per the Schedule 14A filed on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001
Name of issuer: CBAK Energy Technology, Inc.
Address of issuer's principal executive offices: BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China (F4), 116450
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") relates to the common stock, par value $0.001 per share (the "Common Stock") of CBAK Energy Technology, Inc. (the "Company").

This Amendment No. 5 is being filed by Yunfei Li (the "Reporting Person") to amend and supplement the Reporting Person's Amendment No. 4 to Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on June 9, 2020 (the "Schedule 13D"). Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

This Amendment No. 5 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 3, 2025, the Reporting Person transferred 10,413,371 shares of common stock of CBAK Energy Technology, Inc. to Gimli Group Limited as a bona fide gift for $0.00, pursuant to a Stock Transfer Agreement dated December 3, 2025. No funds or other consideration were paid or received in connection with the transfer of shares described herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 3, 2025, the Reporting Person transferred 10,413,371 shares of common stock of CBAK Energy Technology, Inc. to Gimli Group Limited as a bona fide gift, pursuant to a Stock Transfer Agreement dated December 3, 2025. As a result of this transaction, the Reporting Person no longer beneficially owns more than 5% of the shares of common stock of the issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 5 for the aggregate number of shares and percentages of the shares beneficially owned by the Reporting Person
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 5 for the number of shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
Transactions in the class effected during the past sixty days: Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Person did not effect any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 3, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Stock Transfer Agreement, dated December 3, 2025, by and between Yunfei Li and Gimli Group Limited.

## Signatures
- Yunfei Li: /s/ Yunfei Li, Yunfei Li (12/16/2025)